Filed Pursuant to Rule 253(g)(2)
File No. 024-11140

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 12 DATED NOVEMBER 25, 2020
TO THE OFFERING CIRCULAR DATED JUNE 25, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated June 25, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 26, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Controlled Subsidiary Investment – Waypoint Sarasota Live Oak Owner, LLC

On October 11, 2017, we directly acquired ownership of a “majority-owned subsidiary”, Waypoint Sarasota Live Oak Owner, LLC (“Waypoint Sarasota Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a deferred equity commitment of $4,600,000 (the “Waypoint Sarasota Controlled Subsidiary Investment”).  The proceeds from the Waypoint Sarasota Controlled Subsidiary Investment were used for the construction of a single stabilized multifamily property totaling 300 units located at 2401 Cattlemen Road, Sarasota, FL 34232 (the “Waypoint Sarasota Property”). Details of this acquisition can be found here.

The project was completed in Q3 2019 and was roughly 85% occupied as of October 11, 2020. The property was sold on November 20, 2020. Part of the proceeds received from the sale were used by the Waypoint Sarasota Controlled Subsidiary to redeem the Waypoint Sarasota Controlled Subsidiary Investment. All preferred return payments were paid in full during the investment period, and the investment yielded an annualized return of approximately 11.0%.